April 5, 2024

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Finance

Attention: Michael Henderson
Marc Thomas

Re: First Bancshares, Inc. /MS/ (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2023
Form 8-K filed January 25, 2024
File No. 001-22507

Dear Mr. Henderson and Mr. Thomas:
This letter is provided in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated March 25, 2024. For ease of reference, the Staff’s comments have been reproduced below in italics followed by the Company’s response.
Form 10-K for Fiscal Year Ended December 31, 2023
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35
1.We note that the commercial real estate loans represent 59.2% of your total loans held for investment at December 31, 2023. Given the significance of commercial real estate in your total loan portfolio, please revise your disclosures, in future filings, to further disaggregate the composition of these loans into owner occupied and nonowner occupied, borrower type (e.g., by office, hotel, multifamily, etc.), geographic concentrations and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) material to an investor’s understanding of your commercial real estate loan portfolio.
Response:
The Company acknowledges the Staff’s comment and confirms that it will revise its disclosures in future filings as requested, including providing disclosures which we believe are material to an investor’s understanding of the Company’s commercial real estate loan portfolio.
2.Additionally, we note the statements on page 59 regarding potential deposit changes in light of ‘the most recent economic cycle.’ Please revise the risk management discussion to clarify the specific risk management policies, procedures or other actions undertaken by management in response to the current environment.
Response:

The Company acknowledges the Staff’s comment and confirms that it will revise its risk management discussion in future filings to clarify the specific risk management policies, procedures and other actions undertaken by management in response to the current environment, as applicable.

Notes to Consolidated Financial Statements
Note B – Summary of Significant Accounting Policies, page 71
3.Please revise, in future filings, to disclose your accounting policies for U.S. Treasury Awards, which have been recorded as both non-interest income and non-interest expense in fiscal 2023. In addition, please revise to provide clarity around the rights, terms and conditions, and your accounting for the U.S. Treasury Awards.
Response:
The Company acknowledges the Staff’s comment and confirms that it will revise its disclosures in future filings as requested, including providing disclosures regarding the accounting policies for the U.S. Treasury Awards and their related rights, terms and conditions.
Form 8-K filed January 25, 2024
Exhibit 99.2 Investor Presentation, page 35
4.We note your presentation of the Non-GAAP measure Tangible book value per common share excluding AOCI. Please address the following:
•Tell us and revise your disclosures, in future filings, to more fully explain what the measure represents and its usefulness to investors. In addition please revise your Non-GAAP Financial Measures discussion in Exhibit 99.1 to clearly explain how, for each of your non-GAAP measures, investors should use the measure or what specifically the measure tells investors.
•Tell us how you determined the adjustment to exclude accumulated other comprehensive income (loss) is appropriate, including your consideration of whether the adjustment relates to normal, recurring activities of the Company or if it results in individually tailored accounting. Refer to Question 100.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
•Tell us how you concluded it was appropriate to not also add back the impact of AOCI to the denominator (total tangible assets) so that both the numerator and denominator would be calculated on a consistent basis.
Response:
The Company acknowledges the Staff’s comment. The significant increase in interest rates in recent periods following a prolonged period of lower interest rates had a notable impact on the amount of unrealized losses within the Company’s accumulated other comprehensive income (“AOCI”), primarily for the Company’s available-for-sale debt securities portfolio. The Company included the non-GAAP financial measure referenced in the Staff’s comment because the Company believed this presentation provided a deeper understanding of our ongoing operations, given that AOCI losses and the associated future recognition of those amounts are subjective estimates impacted by future market and interest rate volatility and are not indicative of losses that may be recognized in the future. This is particularly relevant for the Company’s available-for-sale debt securities portfolio invested in U.S. treasury securities and agency mortgage-backed securities, which are generally considered to be risk-free of credit losses and which also represent majority of the Company’s available-for-sale debt securities portfolio. The Company also believed this presentation more closely aligns with the method employed by regulators to assess capital adequacy for banking organization of similar size and risk profile which have elected the allowable “AOCI opt-out” under applicable regulatory capital rules. Lastly, the Company believed this non-GAAP presentation provided enhanced comparability across historic periods.

The Company periodically evaluates the inclusion of non-GAAP measures for continuing utility to shareholders and investors. The Company intends to cease reporting the non-GAAP measures referenced in the Staff’s comment going forward given that interest rates have remained elevated through comparable periods, and accordingly, the utility for presenting such non-GAAP measures to shareholders and investors has diminished. The Company also confirms that it will revise its non-GAAP financial measures discussion in future filings to better explain the purpose of each non-GAAP measure.

* * * * *

We appreciate your comments and hope that we have adequately addressed them with the foregoing responses. If you have any questions or wish to discuss this matter further, please do not hesitate to contact me at (601) 705-1141.

Sincerely,

/s/ Donna T. Lowery
Donna T. Lowery
Chief Financial Officer
First Bancshares, Inc.